ACTIVE HEALTH FOODS, INC.

633 West Fifth Street, Unit 2826

Los Angeles, CA 90071

March 16, 2022

VIA EDGAR UPLOAD

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Active Health Foods, Inc. (the “Company”) File No.: 024-11717 Offering Statement on Form 1-A

To The Division:

Pursuant to previous instruction from the Commission, the Company hereby submits correspondence from the New York State Securities Commission approving the above-referenced offering statement at the state level.

The company will re-file its offering statement and request qualification hereafter.

Sincerely,

/s/ Glen Bonilla

CEO

STATE OF NEW YORK
OFFICE OF THE ATTORNEY GENERAL

LETITIA JAMES
ATTORNEY GENERAL

(212) 416-8200

DIVISION OF ECONOMIC JUSTICE
INVESTOR PROTECTION BUREAU

February 09, 2022

Active Health Foods, Inc.
633 W. Fifth Street, Unit 2826
Los Angeles, CA 90071-
Attn: Glen Bonilla

Entity Name:	Active Health Foods, Inc.
Date Recd:	1/25/2022
File Number:	S34-78-47
Registration Type:	M-11
Fee:	$1,200.00

Dear Sir/Madam:

This letter is to acknowledge the registration of Active Health Foods, Inc. and the receipt of the above filing fee.

The effective registration date is 1/25/2022.

Please note that your registration number MUST appear on all future correspondence.

Very truly yours,

INVESTOR PROTECTION
BUREAU

THIS REGISTRATION EXPIRES FOUR YEARS FROM THE EFFECTIVE REGISTRATION DATE.

28 LIBERTY STREET, NEW YORK, NY 10005 • PHONE (212) 416-8222 • WWW.AG.NY.GOV